Abigail Bertumen
Direct Phone: +1.202.373.6095
Direct Fax: +1.202.373.6001
abigail.bertumen@bingham.com

August 28, 2014

Anu Dubey
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:       Palmer Square Opportunistic Income Fund (the “Fund” or “Registrant”)
File Nos. 333-196094 and 811-22969

Dear Ms. Dubey:

This letter summarizes and responds to the comments we received from the U.S. Securities and Exchange Commission (“SEC”) Staff (the “Staff”) in  telephonic discussions on August 26 and August 27, 2014, regarding Pre-Effective Amendment No. 2 to the Fund’s Form N-2 registration statement, which was filed with the SEC on August 25, 2014.  Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).  The responses below are reflected in the Pre-Effective Amendment No. 3 to the Fund’s Form N-2 registration statement which was filed today with the SEC (the “Registration Statement”).

PROSPECTUS

Cover Page

1.         Comment:  In the table on the top of page ii., please add a column under “Per Share,” labeled “Total” and complete the information called for in each column in the table.  See Item 1.1.g of Form N-2.

Response:  The requested change has been made.

Summary of Fees and Expenses

2.         Comment:  In the fee table, the Staff noted that “Interest Payments on Borrowed Funds” is 0.00%.  If Interest Payments on Borrowed Funds is anticipated to be 0.00% for the Fund for the first year, please state in the Prospectus that the Fund has no current intention to borrow.

August 28, 2014

Response:  The Registrant has modified the fee table and its footnotes to indicate the Fund’s anticipated investment in reverse repurchase agreements and the estimated expenses associated with such investments.

3.
Comment:  The Staff noted that the Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements) is 1.50%, which is the amount equal to the Total Annual Fund Operating Expenses.  Please:

a)	Confirm that 1.50% is a good faith estimate of Total Annual Fund Operating Expenses for the Fund’s first year; and

Response:  The Registrant has revised its expense ratio to incorporate certain expenses of the Fund associated with the registration of shares.  The Registrant confirms that the estimated Total Annual Fund Operating Expenses for the Fund for its first year is a good faith estimate.

b)	Remove the line items “Less Fee Waiver and Expense Reimbursements” and “Total Annual Fund Operating Expenses (after fee waivers and expense reimbursements)”, as well as footnote 4, from the fee table.

Response:  As noted above, the Fund has modified the amount of its Total Annual Fund Operating Expenses, which is greater than the amount of Total Annual Fund Operating Expenses after giving effect to fee waivers or reimbursements.  Therefore, the referenced line items and footnote have not been removed.

Periodic Repurchase Offers

4.	Comment: On page 36, in the second sentence, please use the term “Repurchase Request Deadline,” as previously defined in the Summary section.

Response:  The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

Management of the Fund

5.	Comment: Please remove the footnote reference next to “Term of Office.”

Response:  The requested change has been made.

August 28, 2014

Financial Statements

6.
Comment:  The Staff noted that the Fund’s financial statements did not provide for organization or offering costs.  In your response letter, please confirm that the Advisor is bearing the organization and offering costs of the Fund and that such costs are not subject to recoupment.

Response:  The Fund has revised its financial statements to provide for its payment of organization and/or offering costs.

Signature Pages

7.	Comment: Please note that Section 6(a) of the Securities Act of 1933, as amended, requires that the majority of an issuer’s board of directors execute the registration statement.

Response:  The Trustees of the Registrant have executed the registration statement.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your assistance regarding this matter.  If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6095.

Sincerely yours, /s/ Abigail Bertumen Abigail Bertumen